FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

Scythian Biosciences Corp. (the “Company”)
366 Bay Street, Suite 200

Toronto, Ontario, M5H 4B2

Item 2 - Date of Material Change

January 15, 2018 in respect of the announcement of the appointment of two new directors (Mr. Vic Neufeld and Mr. George Scorsis) to the board of directors and the resignation of two directors of the Company (Mr. Michael Petter and Mr. Peter Benz).

Item 3 - News Release

The press release disclosing the material change was released on January 15, 2018 through the facilities of NASDAQ Globe News Wire.

Item 4 - Summary of Material Change

On January 15, 2018, the Company announced that Mr. Vic Neufeld and Mr. George Scorsis had joined the Company’s board of directors effective as of January 15, 2018. Mr. Neufeld and Mr. Scorsis will act as members of the Company’s Audit and Compensation Committees, with Mr. Neufeld acting as the Chair of the Audit Committee and Mr. Scorsis acting as the Chair of the Compensation Committee. The Company further announced that Ms. Renah Persofsky had joined the Company as an advisory committee member. Mr. Neufeld received 40,000 options and each of Mr. Scorsis and Ms. Persofsky received 30,000 options with an exercise price of $18.63 per share, for a period of five years. The options vest immediately and are subject to regulatory approval. In connection with the appointment of Mr. Neufeld and Mr. Scorsis, Mr. Michael Petter and Mr. Peter Benz resigned as directors of the Company and members of the Audit and Compensation Committees effective January 15, 2018.

Item 5 - Full Description of Material Change

5.1 - Full Description of Material Change

The material change with respect to the appointment of Mr. Vic Neufeld and Mr. George Scorsis to the Company’s board of directors and the resignation of Mr. Michael Petter and Mr. Peter Benz is fully described in the Company’s press release filed on SEDAR January 16, 2018.

5.2 - Disclosure for Restructuring Transactions

Not Applicable

Item 6 - Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7 - Omitted Information

No significant facts have been omitted from this Material Change Report.

Item 8 - Executive Officer

Jonathan Gilbert, Chief Executive Officer – (212) 729-9208

Item 9 - Date of Report

This report is dated at Toronto, this 17th day of January, 2018.